5

                                                               Exhibit (a)(1)(J)

                            FITCH IBCA/DUFF & PHELPS
                            ANNOUNCE INTEGRATION PLAN

Fitch IBCA - Paris/New York/London - April 12, 2000: Fitch IBCA, controlled by FIMALAC, a French diversified group listed on the Paris Stock Exchange, announced today that it had successfully completed its $100.00 per share cash tender offer for all outstanding shares of Duff & Phelps Credit Rating Co. common stock. The tender offer expired at 12:00 midnight, New York City time, on April 11, 2000. Approximately 4,496,138 Duff & Phelps shares, representing about 96.8% of the outstanding shares, had been validly tendered and not withdrawn prior to the expiration of the offer (including approximately 30,479 shares that are guaranteed to be delivered). All such shares so validly tendered and not withdrawn have been accepted for payment.

The newly elected Duff & Phelps officers and board members are Marc de Lacharriere, Chairman of Fitch IBCA and now Chairman of Duff & Phelps, Robin Monro-Davies, CEO, Stephen W. Joynt, President and COO, and Veronique Morali, Managing Director of FIMALAC. Paul McCarthy and Philip Maffei, former Chairman and former President and COO of Duff & Phelps, will stay on as board members of Duff & Phelps.

The merger of Duff & Phelps and Fitch IBCA is expected to be completed by late May upon completion of requisite corporate procedures. Until the final merger date, Duff & Phelps will operate as a separate legal entity and ratings of both Duff & Phelps and Fitch IBCA will remain outstanding. However, all new issue ratings will be released by Fitch IBCA on behalf of the new organization.

The integration process has begun with combined analytical staffs of Fitch IBCA and Duff & Phelps working together to harmonize the ratings and rating approach for the new company. All rating changes resulting from the review process will be announced when the companies merge.

For information at Fitch IBCA in New York, contact Stephen Joynt or James Jockle at (212) 908-0547; in London, Robin Monro-Davies or Kris Anderson at 44-171-417-4222; at FIMALAC in Paris contact Veronique Morali at 33-1-47-53-61-71.